Exhibit 99.1

TIER REIT Announces Timing of Expected Listing
on the New York Stock Exchange under the Ticker Symbol “TIER”

Expects to Launch Tender Offer to Purchase
up to $50 million of its Shares of Common Stock

DALLAS, Texas, July 16, 2015 – TIER REIT, Inc., a Dallas-based real estate investment trust, announced today that it expects to list its shares of common stock on the New York Stock Exchange (NYSE) on or about July 23, 2015 under the ticker symbol "TIER," with completion of the listing subject to certain customary conditions. In connection with the anticipated listing, members of TIER REIT’s management team are scheduled to ring The NYSE Opening Bell® on July 23, 2015 at 9:30 a.m. EDT at the NYSE to celebrate the first day of trading in TIER REIT’s shares.

“We believe the listing best positions us to maximize stockholder value over the long term by allowing us access to additional capital for future growth, as well as providing liquidity to our current stockholders, should they desire it,” said Scott Fordham, Chief Executive Officer and President of TIER REIT.

A live webcast of The NYSE Opening Bell® will be available on July 23, 2015 at 9:29 a.m. EDT at the NYSE’s website at www.nyse.com. For photos and video, connect with NYSE on Facebook (NYSE), Twitter (@NYSE and @NYSECam), #NYSEBell, #NYSE and Livestream (NYSE).

In conjunction with the anticipated listing on the NYSE, the Company also expects to commence a modified “Dutch Auction” tender offer to purchase up to $50 million of its shares of common stock. In a modified Dutch Auction tender offer, a company offers to repurchase its shares within a specified price range and selects the lowest price within the range that will allow it to repurchase the most shares (up to a specified dollar cap) from existing stockholders. Details regarding the anticipated tender offer will be made public through a filing with the Securities and Exchange Commission (SEC) in conjunction with the commencement of TIER REIT’s listing on the NYSE and mailed to all stockholders of record when the anticipated tender offer commences.

In connection with the anticipated listing and tender offer, TIER REIT engaged J.P. Morgan Securities LLC as its lead capital markets advisor, Wells Fargo Securities, LLC as a capital markets advisor, and Goodwin Procter LLP as its legal counsel.

About TIER REIT, Inc.
TIER REIT, Inc. is a self-managed, Dallas, Texas-based real estate investment trust focused on maximizing total return to stockholders through the combination of stock appreciation and income derived from a sustainable distribution. TIER REIT’s investment strategy is to acquire, develop, and operate a portfolio of best-in-class office properties in select U.S. markets that consistently lead the nation in population and office-using employment growth. For more information on TIER REIT, please visit tierreit.com or call 972.483.2400.

Important Information
This press release is for informational purposes only and is neither an offer to buy nor the solicitation of an offer to sell any securities of the Company. The tender offer will be made only pursuant to an offer to purchase, letter of transmittal, and related materials that the Company intends to distribute to its stockholders and file with the SEC. The full details of the expected tender offer, including complete instructions on how to tender shares, will be included in the offer to purchase, the letter of transmittal, and other related materials, which the Company will distribute to stockholders and file with the SEC upon commencement of the expected tender offer. If the tender offer is commenced as expected, stockholders are urged to carefully read the offer to purchase, the letter of transmittal, and other related materials when they become available, as they will contain important information, including the terms and conditions of the tender offer. If the tender offer is commenced as expected, stockholders will be able to obtain free copies of the offer to purchase, the letter of transmittal, and other related materials that the Company files with the SEC on the SEC's website at www.sec.gov or by calling the information agent for the contemplated tender offer, which will be identified in the materials filed with the SEC at the commencement of the expected tender offer. In addition, stockholders will be able to obtain free copies of the Company's filings with the SEC from the Company's website at www.tierreit.com/ir.

Forward-Looking Statements
This press release contains forward-looking statements relating to the business and financial outlook of TIER REIT, Inc. that are based on our current expectations, estimates, forecasts and projections and are not guarantees of future performance. These forward-looking statements include discussion and analysis of the financial condition of us and our subsidiaries, including our ability to rent space on favorable terms, our ability to address debt maturities and fund our capital requirements, our intentions to sell certain properties, the value of our assets, our anticipated capital expenditures, the amount and timing of any anticipated future cash distributions to our stockholders, and other matters. Words such as “may,” “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “would,” “could,” “should,” “objectives,” “strategies,” “goals,” and variations of these words and similar expressions are intended to identify forward-looking statements. Actual results may differ materially from those expressed in these forward-looking statements, and you should not place undue reliance on any such statements. Factors that could cause actual results to vary materially from those expressed in forward-looking statements include changes in real estate conditions and in the capital markets, our ability to complete the listing of our shares of common stock on the NYSE in a timely manner or at all, our ability to complete the anticipated tender offer in a timely manner or at all, the price at which shares of our common stock may trade on the NYSE, which may be higher or lower than the purchase price in the anticipated tender offer, as well as the risk factors included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and Form 10-Q for the fiscal quarter ended March 31, 2015. Forward-looking statements in this press release speak only as of the date on which such statements were made and, except as required by law, we undertake no obligation to update any such statements that may become untrue because of subsequent events.

TIER REIT, Inc.
Kelly Sargent, 972-483-2460
ksargent@tierreit.com
Source: TIER REIT, Inc.